AMENDMENT TO

ALKAME HOLDINGS, INC. & XTREME TECHNOLOGIES, INC.

STOCK PURCHASE DEFINITIVE AGREEMENT

AND MEMORANDUM OF AGREEMENT

This AMENDMENT and AGREEMENT is made effective as of April 15, 2015, by and between Alkame Holdings, Inc., a Nevada corporation (“Buyer”), and Xtreme Technologies, Inc., an Idaho corporation (the “Company”), and the Seller Group, represented by Jeffery J. Crandall, the Chairman of the Board of Company.

WHEREAS, the Company and Buyer entered into a Stock Purchase Definitive Agreement as of April 21, 2014 (the “Agreement”);

WHEREAS, the Agreement was amended effective as of January 12, 2015 (“Amendment”), which included among other provisions, an option exercisable by the Company’s Chairman of the Board, Jeffery J. Crandall, to rescind and terminate the transaction if the Debt was not paid within 120 days of the Closing Date, or by May 13, 2015;

WHEREAS, the parties desire to amend the Agreement to extend the 120-day period and to agree upon other matters related to the transaction, in accordance with the following terms and conditions;

NOW, THEREFORE, it is hereby mutually agreed as follows:

1.                   Extension of Payment Deadline. The 120-day time period referenced in Section 3 of the Amendment shall be extended to 240 days after the Closing Date, and such deadline will be automatically extended by additional increments of 30 days provided that payments from EROP have been made to the Escrow Holder within no less than 60 days of the expiration of such 240-day time period, as extended.

2.                   Additional Agreements. In addition to the foregoing, the Parties agree to the following:

(a)	Neither Buyer nor Seller may use the sixteen (16) items identified on a list of alleged misappropriations of fund generated by Xtreme’s bookkeeper on or about March 29, 2015, as a basis for terminating the employment of Keith Fuqua, for cause or otherwise.

(b)	The Parties will proceed with the issuance of stock certificates for the Alkame Shares to be delivered to the Shareholders of Seller, as contemplated in the Agreement.

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(c)	Once sufficient funds have been deposited into the Escrow to pay off either of the two (2) SBA loans to Mountain West Bank in their entirety, the Escrow Holder shall cause such loan to be repaid in full, and upon receipt of sufficient funds, the Escrow Holder shall pay off the other SBA loan to Mountain West Bank in full.

(d)	Once the Debt is repaid in full, Company shall be reimbursed from the funds in Escrow for any principal payments made by Company on the two (2) SBA loans to Mountain West Bank after the Closing Date.

(e)	Upon payment in full of the two SBA loans, Jeffery J. Crandall, John N. Marcheso and Michael J. Bibin, who are identified in the Agreement as the Company’s current officers and directors, shall resign as officers and directors of the Company.

(f)	Jeffrey J. Crandall provided a letter to the Company’s board of directors dated April 9, 2015. Provided that the representations in that letter are true and accurate in all material respects, Buyer and Company agree to release and discharge Jeffery J. Crandall, John N. Marcheso and Michael J. Bibin, and their heirs, successors and assigns, from and against any and all losses, claims, damages, actions, causes of actions or other liability arising out of or relating to this transaction or the conduct of the business of Company prior to the Closing Date.

3.                   Effect of Amendment. Except as set forth herein, all other terms and conditions of the Agreement, as amended, shall remain unaffected by this Amendment.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment and Agreement effective as of the date first above written.

BUYER:

Alkame Holdings, Inc.

By: /s/ Robert K. Eakle

Robert K. Eakle, CEO and President

COMPANY:

Xtreme Technologies, Inc.

By: /s/ Robert K. Eakle

Robert K. Eakle, CEO

SELLER GROUP:

By: /s/ Jeffery J. Crandall

Jeffery J. Crandall, Chairman

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